

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 9, 2022**
> **File No. 024-11384**

Dear Mr. Rohatgi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2022 letter.

Amendment No. 4 to Offering Statement on Form 1-A

Independent Auditor's Report, page F-3

1. Please tell us how you determined that the accounting firm signing the audit report and consent is properly registered in Illinois. If only a person is registered, please remove the references to the accounting firm from the filing, replace them with the person's name and make arrangements for the person to provide an audit report and consent, if they performed an audit. Refer to paragraph (c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X.

You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services